                                                                    Exhibit 99.1


[VIVENDI UNIVERSAL LOGO]



The following press release was issued today by Vivendi Universal (Paris Bourse:
EX FP; NYSE:V).

Paris, January 29, 2003


              Vivendi Universal Board Meeting of January 29, 2003



Appointment of three new directors
----------------------------------

The Board of Directors has appointed three new directors: Gerard Bremond, Chairman and CEO of Pierre & Vacances Group, Bertrand Collomb, Chairman and CEO of Lafarge, and Paul Fribourg, Chairman and CEO of ContiGroup Companies.

The Vivendi Universal Board now has 12 directors, including nine independent directors.


Strengthened governance policy: new organization for the committees and new Internal Charter for the Board

The committees of the Board of Directors are now composed as follows:

     - Audit Committee: Henri Lachmann (Chairman), Fernando Falco and Gerard Bremond (independent directors only, in compliance with the Sarbanes-Oxley Act)

     - Strategy and Finance Committee: Claude Bebear (Chairman), Edgar Bronfman, Jr., Gerard Kleisterlee and Paul Fribourg

     - Human Resources Committee: Marie-Josee Kravis (Chairman), Dominique Hoenn, Bertrand Collomb and Paul Fribourg

     - Corporate Governance Committee: Claude Bebear and Edgar Bronfman, Jr. (Co-chairmen), Marie-Josee Kravis and Bertrand Collomb.

The Board examined the most recent recommendations on corporate governance in France and the United States (the Bouton report in France and the Sarbanes-Oxley Act in the U.S.A.). Having done so, and on the recommendation of the Corporate Governance Committee, it adopted an Internal Charter to apply to the Board's workings.

The objectives of the charter are to:

     - set out the composition of the Board, in order to guarantee the independence of its decisions;

     - define the Board's role and powers and to reinforce its control measures;

     - optimize the functioning of the Board by defining the organization of its meetings, its right to information and the work to be performed by its committees;

     - serve as a reference for the regular assessment of its functioning that the Board will have to carry out;

     -  set out rules for transactions involving the company's securities; and

     - more generally, ensure that the company's management adheres to all applicable regulations guaranteeing compliance with the fundamental principles of corporate governance.

These new corporate governance rules contribute to achieving the objectives of transparent and clear information that Chairman and CEO Jean-Rene Fourtou set out on behalf of the company in July 2002.



CONTACTS :


Media                                  Investor Relations
Paris                                  Paris
Antoine Lefort                         Daniel Scolan
+33 (1).71.71.1180                     +33 (1).71.71.3291
Agnes Vetillart                        Laurence Daniel
+33 (1).71.71.3082                     +33 (1).71.71.1233
Alain Delrieu
+33 (1).71.71.1086                     New York
                                       Eileen McLaughlin
                                       +(1) 212.572.8961
New York
Anita Larsen
+(1) 212.572.1118

Note to Editors: Brief biographical information follows on the Directors named to the Vivendi Universal Board.


Gerard Bremond, Chairman and CEO of Pierre & Vacances Group
Gerard Bremond joined the family business, which was involved in the construction of housing, offices and warehouses, at the age of 24. A lover of architecture, his meeting with Jean Vuarnet, the Olympic ski champion, led to the creation and development of Avoriaz, the famous ski resort in the Alpes. Afterwards, he decided to expand his activities to other mountain and seaside resorts and created the Pierre & Vacances Group.

Today, after the integration of Orion, Gran Dorado, Center Parcs and Maeva, Pierre & Vacances Group is one of the leading tour operators in Europe.

Gerard Bremond has studied economics and management. He has also moved into the media sector (TV and film production).

Bertrand Collomb, Chairman and CEO of Lafarge
Bertrand Collomb joined Lafarge Ciments, the French cement subsidiary, in 1975, where he held several management positions. Between 1983 and 1985, he served as Chairman of Orsan (the group's Bioactivities division). He then headed the group's North American Cement and Construction Materials operations, serving as Chairman and Chief Executive Officer of Lafarge Corporation in North America from 1987 to 1988. Bertrand Collomb has been Chairman and CEO of Lafarge since 1989.

He is also currently President of AFEP, the French association of private-sector companies, and was elected a member of the Academie des Sciences Morales et Politiques on December 10, 2001.

Paul Fribourg, Chairman and CEO of ContiGroup Companies
ContiGroup Companies (formerly the Continental Grain Company) is based in New York City. It is a privately owned, diversified agribusiness company with its roots in France and Belgium. Mr. Fribourg has been with the company for 26 years in a variety of management positions in Europe and the United States.

He received a BA degree from Amherst College in 1976 and attended Harvard Business School Advanced Management Program.

He is on the Board of Loews Corporation, New York University and the Nightingale School, and is Chairman of the Lauder Institute at Wharton Business School. He is also a member of the Council on Foreign Relations and director of the Appeal of Conscience Foundation




                                                                               3